Aurinia

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Computershare

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Form of Proxy - Annual General Meeting to be held on Wednesday, June 26, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is received by Computershare.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR each matter specified in this proxy.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7. This proxy confers discretionary authority on the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. For greater certainty, should the Company become aware that any of the nominees listed in this proxy are unable or unwilling to serve before the election of directors takes place at the Meeting, if one of the persons named in the proxy is appointed as proxyholder, it is intended that the discretionary power granted under this proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Mountain Time, on Monday, June 24, 2019

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Appointment of Proxyholder

I/We being holder(s) of Aurinia Pharmaceuticals Inc. hereby appoint(s): Peter Greenleaf, the Chief Executive Officer and a director of the Company, or failing him, Dennis Bourgeault, the Chief Financial Officer of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, FOR each matter specified in this proxy) and all other matters that may properly come before the **Annual General Meeting** of shareholders of **Aurinia Pharmaceuticals Inc.** (the "**Company**") to be held at The Westin Calgary Hotel, 320 4th Avenue SW, Calgary, AB, T2P 2S6 on Wednesday, June 26, 2019 at 10:00 am Mountain Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Number of Directors

To fix the number of directors to be elected at eight (8). — **For** ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dr. George Milne	☐	☐	02. Mr. Peter Greenleaf	☐	☐	03. Dr. David R.W. Jayne	☐	☐
04. Dr. Hyuek Joon Lee	☐	☐	05. Mr. Joseph P. Hagan	☐	☐	06. Dr. Michael Hayden	☐	☐
07. Dr. Daniel Billen	☐	☐	08. Mr. R. Hector MacKay-Dunn	☐	☐			

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3. Appointment of Auditors

Reappointment of **PricewaterhouseCoopers LLP** as auditors of the Company for the ensuing year. — **For** ☐ Withhold ☐

4. Advisory Resolution on Compensation

To consider and, if thought appropriate, to pass a non-binding advisory "say on pay" resolution approving the Company's approach to executive compensation, the full text of which is set out in the Company's circular for the meeting. — **For** ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR each matter specified in this proxy.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.